

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2013

Via E-mail
Paritosh K. Choksi
Executive Vice President and Chief Operating Officer
Atel Managing Member, LLC
600 Montgomery Street, 9ᵗʰ Floor
San Francisco, CA 94111

> **Re:** **Atel 16, LLC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 19, 2013**
> **File No. 333-188924**

Dear Mr. Choksi:

We have reviewed your response letter and the above-referenced filing and have the following comments.

General

1. We note your response to comment 13 of our letter dated July 2, 2013. However, the typographical errors continue to appear on the cover page and in Part II. Please revise accordingly.

The Fund as an Emerging Growth Company, page 72

2. We note your revised disclosure in response to comment 10 of our letter dated July 2, 2013. While it may be unlikely that the fund will cease being an emerging growth company pursuant to any of the disqualifying conditions you set forth in clauses (a), (c) or (d), it does not seem appropriate to definitively state that this will never occur. For example, you note that you will never generate more than $1 billion in revenue because you may not raise more than $150 million in equity capital and may not borrow more than an amount that exceeds 50% of the cost of the Portfolio Assets. However, we note that your revenues will primarily be installments of rent and interest on loans, so it does not seem that you can predict the amount of your revenues. We note similar disclosure regarding your prediction of future revenues in your risk factor on page 17. In addition, we note your statement that you "will not generate capital appreciation for [your] investors." While such capital appreciation is not guaranteed, it is unclear why you believe that you will never generate capital appreciation for investors. Please advise and revise as appropriate.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Melissa Rocha, Senior Assistant Chief Accountant, at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Paul J. Derenthal, Esq. (*via E-mail*)
        Derenthal & Dannhauser LLP